July 7, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Cablecom Holdings, Ltd.
Form 20-F for the fiscal year ended December 31, 2009
Filed July 1, 2010
File No. 001-34136

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on June 22, 2011 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.  While we are not refiling our Annual Report on Form 20-F at this time, upon being advised by the Staff that the proposed disclosures are acceptable to the Staff, we will promptly file Amendment No. 1 to the 20-F on Form 20-F/A (the “Amended 20-F”), which will include all of the changes proposed in our correspondence with the Staff.

Notes to Consolidated Financial Statements

Note 4. Recent Changes in Accounting Standards, page F-18

1.
We note your response to prior comment 5 from our letter dated April 21, 2011. We understand, through various agreements with Binzhou Broadcasting and Hubei Chutian, JYNT has veto rights regarding the appointment of their general managers, the right to appoint their chief financial officers, and the obligation to provide continued financial resources for both joint ventures, apparently providing JYNT the ability to substantially influence their daily operations. In order for us to better understand what affect ASU 2009-17 will have on JYNT's ability to control and consolidate the joint ventures, please answer the following:

●	Identify activities of Binzhou Broadcasting and Hubei Chutian that most significantly impact their economic performance;
●
Clarify and enumerate, in detail, how the veto and appointment rights and financial resource obligations given to JYNT grant it power over the most significant activities of Binzhou Broadcasting and Hubei Chutian;

●	Identify for us the general manager of Binzhou Broadcasting and Hubei Chutian and tell us to whom do the general manager(s) report; and
●	Tell us who appoints the general manager of Binzhou Broadcasting and Hubei Chutian.

Response:  The activities of Binzhou Broadcasting and Hubei Chutian that most significantly impact their economic performance are:

a)	Generating subscription fees and installation fees from cable TV householders
b)	Making investments of fixed assets, including optical and copper cable networks, to maintain the current level of services to existing subscribers and to connect to new subscribers
c)	Making investments for Set-up-boxes (STB) and converting the analog subscribers to digital subscribers.

The veto and appointment rights and obligations given to JYNT grant it power over the most significant activities of Binzhou and Hubei by the following: each year, Binzhou Broadcasting’s and Hubei Chutian’s general managers present to the board of directors the plan of business development, capital expenditure, targeted rate of analog/digital conversion, together with a detailed budget. Since JYNT has the veto right over all financial decisions, it can effectively stop any financial plans for Binzhou and Hubei that it does not want.

The general manager of Binzhou Broadcasting is Mr. Long Jiuzhan who reports to the Board of directors of Binzhou Broadcasting.  The general manager of Hubei Chutian is Mr. Zeng Bolin who reports to the Board of directors of Hubei Chutian.  Both Mr. Zeng and Mr. Long are appointed by the boards of Hubei Chutian and Binzhou Broadcasting, respectively.

2.
In its determination that the JYNT was the primary beneficiary, the Company was required to test for potential significance of financial interest. Accordingly, please explain how the Company evaluated the notes payable owed to the SOE s when determining the significance of the financial interest of the company versus the other beneficiaries.

Response:   The notes payable to the SOEs represent balances resulting from normal course of business transactions, including purchasing inventories and paying certain administrative expenses by Binzhou SOE on behalf of Binzhou Broadcasting. Without these notes payable, and without the ability to purchase inventories and to pay expenses, Binzhou could not function as a going concern.

3.	Please explain to us, in detail, all of the rights and powers held by Hubei SOE to direct the economic activities of Hubei Chutian.

Response:   Hubei SOE can direct the economic activities of Hubei Chutian within the scope of the rights and powers defined in the article of association of Hubei Chutian.  These rights and powers are:

●	Approving the operational strategy and investment plan

●	Determining the compensation of directors

●	Reviewing and approving the board of director’s report

●	Reviewing and approving of annual budget and financial reports presented by the board of directors

●	Reviewing and approving the profit distribution plan

●	Determining the increase or decrease of the registered capital of Hubei Chutian

●	Approving the issuance of notes

●	Approving the merger, splitting or liquidation of Hubei Chutian

●	Approving the amendment to the company’s article of association

●	Approving the shareholder to transfer its equity investment in the company

The following activities require the approval of 2/3 of directors of the Board. (Hubei SOE appoints 3 directors while JYNT appoints 2 directors):

●	Preparing the operation strategy and investment plan

●	Preparing annual budget and financial reports

●	Preparing the profit distribution plan

●	Determining the internal management structure

●	Determining the hiring or replacing General manager and deputy general managers

●	Setting the internal control procedures

4.	Please explain to us, in detail, all of the rights and powers held by Binzhou SOE to direct the economic activities of Binzhou Broadcasting.

Response:   Binzhou SOE can direct the economic activities of Binzhou Broadcasting within the scope of the rights and powers defined in the article of association of Binzhou Broadcasting. These rights and powers are:

Approving the operation strategy and investment plan

●	Determining the compensation of directors

●	Reviewing and approving the board of director’s report

●	Reviewing and approving the annual budget and financial reports presented by the board of directors

●	Reviewing and approving of the profit distribution plan

●	Determining the increase or decrease of the registered capital of Binzhou Broadcasting

●	Approving the issuance of notes

●	Approving the merger, splitting or liquidation of Binzhou Broadcasting

●	Approving the amendment of the company’s article of association

●	Approving the shareholder to transfer its equity investment in the company

The following activities require the approval of 2/3 of directors of the Board. (Binzhou SOE appoints 3 directors while JYNT appoints 2 directors)

●	Preparing the operational strategy and investment plan

●	Preparing annual budget and financial reports

●	Preparing the profit distribution plan

●	Determining the internal management structure

●	Determining the hiring or replacing of the General manager and deputy general managers

●	Setting the internal control procedures

5.
We note on page 32 that Binzhou Broadcasting controls and consolidates Binzhou SOE, but it does not appear that Hubei Chutian consolidates Hubei SOE. In order to clarify your consolidation policy, please respond to the following:

a.	Explain how Binzhou Broadcasting controls and is allowed to consolidate Binzhou SOE under US GAAP.
b.	Explain whether or not, and why, Hubei Chutian controls and consolidates Hubei SOE,
c.
Provide us with a consolidating schedule showing the financial information of the company's wholly-owned entities and its VIE’S (and subsidiaries) that were included in the company's consolidated financial statements, both balance sheet and statement of operations, as of and for the years ended December 31, 2009 and 2010.

Response:   This was a typographical error. The Company consolidated neither Binzhou SOE nor Hubei SOE. We will amend the disclosure as following:

JYNT, Binzhou Broadcasting and Binzhou SOE have entered into the following contractual arrangements that provide JYNT with the ability to control and consolidate the results of operations of Binzhou Broadcasting. Also, as a result of these agreements, JYNT controls and consolidates Binzhou Broadcasting ~~controls and consolidates Binzhou SOE~~ in its financial statements

Note 14. Note Payable – Non-controlling Interest, page F-25

6.
We note your response to prior comment 7 from our letter dated April 21, 2011.  We note your statement that the long term portion represents “total shareholders’ loan plus paid-in capital.”  Please tell us how you determined the “paid-in capital” was better classified as debt rather than equity in accordance with US GAAP.  Furthermore, please clarify and explain to us what the short-term portion represents and how you determined that it was due within twelve months, qualifying the payable for current liability classification.

Response:   The RMB 51M payable to Hubei SOE was in the process of registration with the Chinese State Administration of Industry and Commence which was completed in 2010. From the year 2010, this RMB amount was reclassified as Non-controlling interest. The short term payable represents Hubei SOE purchases of inventories and equipment, as well as the payment of certain administrative expenses on behalf of Hubei JV.  These payables are expected to be settled within one year.

7.	We also note the repayment form the JV to SEO during 2009 of approximately RMB 86.7 million. Please tell us how the company and the SOE established the amount and timing of the repayment.

Response:   The SOE injected total assets worth RMB 640M into the JV of which RMB 311.5M will be treated as SOE’s long-term investment to the JV in the form of Paid-in-capital and long term shareholder’s loan. The difference between the total amount of assets injected and the long-term investment are the current portion of payables to SOE which is subject to immediate payment upon SOE’s request. The company approves  payments to the SOE from JV from time to time when the JV has sufficient cash surplus.

8.
Please disclose in your footnote a positive assertion tha the company has received iether a written or oral representation from the related party debt-holder, confirming that Hubei SOE will not seek repayment of the long-term portion of the note payable within twelve months of the balance sheet date.

Response:   We will add a disclosure as following:

The company has received firm oral representations from Hubei SOE that Hubei SOE will never seek repayment of the long-term portion of the note payable at any time before 31 December, 2010.

The Company acknowledges that:

■	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Clive Ng
Clive Ng
Executive Chairman